

Dan Damman · 3rd


PotluckProductions

Co-Founder at PotluckProductions

San Francisco, California, United States ·

About

Started my career in 1992 honing my improv skills with a group of ridiculously funny folks at The Second City in Chicago. I moved from improv to film/video 1994 when I moved to San Francisco and started working at Red Sky Films, where I soon became extremely efficient in non-linear digital editing. After a   ...see more

Activity

276 followers

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Experience



Co-Founder
PotluckProductions · Full-time
May 2004 – Present · 21 yrs
San Francisco, California, United States

▽ **Video Post-Production, Post-Production and +10 skills**


www.potluckproductions.net



Co-Founder

FiveSteps Forward Media · Self-employed

May 2004 – Present · 21 yrs

San Francisco Bay Area

⬦ **Video Post-Production, Post-Production and +10 skills**

 www.fivestepsforward.com

Head Of Production



SportsID · Full-time

Jan 1999 – Jan 2003 · 4 yrs 1 mo

San Francisco Bay Area

⬦ **Video Post-Production, Post-Production and +4 skills**

 SportsID

Assistant Editor



ROUGH HOUSE · San Francisco

Jan 1997 – Jan 1999 · 2 yrs 1 mo

San Francisco Bay Area

⬦ **Video Post-Production, Post-Production and +2 skills**

Projects

The Yogi Trademark

Aug 2017 – Present

 Associated with PotluckProductions

(Show project ↗)

Feature Comedy - The steeled heart of an ambitious mommy blogger is pried open when she goes undercover to expose a charismatic guru's hell b ...see more

AWAREWOLF

Jan 2016 – Aug 2017

Associated with PotluckProductions

[Show project ↗]

Short Film - One hard-driving Bay Area mom and her quiet son learn some lessons on the competitive yoga circuit.

Skills

video editing

 2 endorsements

Directing Talent

 3 experiences across PotluckProductions and 2 other companies

 2 endorsements

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Honors & awards

Short Film FINALIST - USA Film Festival
Issued by USA FILM FESTIVAL · Sep 2017

 Associated with PotluckProductions

Wrote/Directed the short film "Awarewolf" which which was a FINALIST for Best Short Film at the USA film festival.

Best Comedic Short Film - Maui Film Festival
Issued by Maui Film Festival · Jun 2017

 Associated with PotluckProductions

Wrote/Directed the short film "Awarewolf" which won Best Comedic Short Film at the Maui film festival.

Interests

Companies



Spark Street Digital

275 followers

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EagleONE Group

805 followers

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Causes

Animal Welfare • Arts and Culture • Civil Rights and Social Action • Economic Empowerment • Environment • Human Rights • Politics • Poverty Alleviation • Social Services • Veteran Support